

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

**Mail Stop 0511**

April 12, 2005

Kathrine MacDonald, President
International Gold Corp.
885 Pyrford Road
West Vancouver, British Columbia
Canada V7S 2A2

RE: **International Gold Corp. ("the company")**
**File No. 333-123134**
**Registration Statement on Form SB-2**
**Filed March 4, 2005**

Dear Ms. MacDonald:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Prospectus Cover Page**

1. Please indicate there is no minimum purchase requirement and no arrangement to place funds in an escrow trust or similar account.

**Summary of Our Offering**

2. Please disclose the location of the one property and the size of such property. Please disclose the name of the party in which the title of the property is recorded.

3. Please disclose if true that management or affiliates will/will not purchase shares in this offering in order to reach the minimum.

4. Please disclose that the company has no revenues, losses since inception, has no operations and have been issued a going concern opinion and rely upon the sale of the securities to fund operations.

## General

5. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program, Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you have a commercially viable mineral deposit, a reserve.

## Selected Financial Data, page 6

6. Please add the "Net Loss – Per Share" data to the table.

## Risk Factors

7. Based on your disclosure, it does not appear as if you have a geologist or mining engineer examine your property and written a report. Add a risk factor that addresses the fact that a professional geologist or mining engineer has not examined your property in the field. Detail the risks to investors, and the fact that you do not have an examination report.

## Plan of Distribution; Terms of the Offering

8. Clarify whether or not investors will be notified of an extension in the offering period, and how they will be notified, if applicable.

## Procedures for Subscribing

9. Indicate that the subscription form accompanies this prospectus.

## Business
## Background

10. Provide the business nature of Woodburn Holdings Ltd. and Glengarry Development Corp.

**Claims**

11. Regarding the annual fee that must be paid, please disclose this amount in US Dollars.

**Property Geology**

12. We note "[O]ur officers and directors were responsible for the selection of the property." However under "Claims", you state that based upon information from Mr. Tattersall regarding gold being found on other property "nearby", the property was selected. Please revise to make the disclosure consistent.

**Our Proposed Exploration Program**

13. It is noted that the core samples to be taken to ALS Chemex, analytical chemists, geochemists and registered assayers in North Vancouver, British Columbia. Please state whether or not there is any affiliation or prior relationship between the company or its management and ALS. State whether there is any contract that has been entered into. If so, the material provisions of the contract should be mentioned and the contract should be filed as an exhibit to the registration statement. See Item 601(b) of Regulation S-B.

14. Please state whether or not the company has chosen an exploration consultant to perform the core sampling. If so, please identify the individual and if a contract has been entered into between this individual and the company, the material provisions of the contract should be discussed and a copy should be filed as an exhibit.

**Competitive Factors**

15. Please provide some detail regarding other small gold companies with which the company competes, and the methods of competition. See Item 101(b)(4) of Regulation S-B in this regard.

**Background of Officers and Directors**

16. Advise supplementally whether or not there is any affiliation or relationship between Sovereign Gold Corporation and Sovereign Chief Ventures.

**Prior Performance**

17. We note management's substantial involvement in mining/exploration companies. Please discuss the current operating status of each of these companies. For instances consider stating whether these companies are currently in the

4

exploration, development or production stage. Also discuss if any of these companies are currently dormant.

18. Please disclose management involvement in any mining/exploration companies for the past five (5) years.

19. Please disclose whether any of the companies management has been involved with has been involved in an acquisition.

## Principal Stockholders

20. We note that the address for the Company's executive offices is the same as that for Mr. Baker. Revise to provide relevant disclosure in the prospectus regarding properties. Indicate whether there facilities are being provided at no charge or if there are to be any future payments for same. If so, you should also disclose in the notes to the financial statements as a related party disclosure. Refer to Item 102 of Regulation S-B in this regard.

## Signatures

21. The individual operating in the capacity of principal accounting officer or controller should be so designated in accordance with the Form requirements.

## Accounting Comments

22. Include a currently dated consent of the independent accountants in any amendment to the registration statement.

23. You should be aware that the financial statements must be updated after May 16, 2005. Refer to Item 310(g) of Regulation S-B

## General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donald Wiland at (202) 942-1856 with any accounting related questions, and Janice McGuirk at (202) 942-1787 with any other questions.

Sincerely,



for Janice McGuirk

John Reynolds, Assistant Director
Office of Emerging Growth Companies

Cc: **Conrad C. Lysiak, Esq.**
**Via fax**